Kathleen H. Moriarty +1 212 836 8276 office kathleen.moriarty@kayescholer.com 250 West 55th Street New York, NY 10019-9710 +1 212 836 8000 main +1 212 836 6790 fax

September 23, 2015

United States Securities and Exchange Commission

VIA EMAIL

Washington, DC 20549

Re:	AccuShares Trust I

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Dear Ladies and Gentlemen::

On behalf of AccuShares Trust I (formerly known as AccuShares Commodities Trust I)(the “Trust”) sponsored by our client, AccuShares Investment Management, LLC (the “Sponsor”), we are filing, pursuant to the Securities Act of 1933, together with this correspondence, Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (the “Amendment”) for the AccuShares Spot CBOE VIX Fund.

Copies of the Amendment marked to show all changes from the Trust’s Pre-Effective Amendment No. 4 that was filed on May 11, 2015 are being sent to the Securities and Exchange Commission Staff under separate cover.

Please do not hesitate to contact me at (212) 836-8276 or, in my absence, Gregory E. Xethalis at (212) 836-7730 if you have any questions or comments with respect to the Amendment.

Very truly yours,

/s/ Kathleen H. Moriarty
Kathleen H. Moriarty